SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d) (l) OR 13(e) (l)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LANDAIR CORPORATION
(Name of Subject Company (Issuer) )

SCOTT M. NISWONGER (Offeror)
JOHN A. TWEED (Offeror)
LANDAIR ACQUISITION CORPORATION (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person) )

Common Stock, par value $.01 per share
(Title of Class of Securities)

514757103
(CUSIP Number of Class of Securities)

Scott M. Niswonger
430 Airport Road
Greeneville, TN 37745
(423) 783-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

COPY TO:
William C. Argabrite
Hunter, Smith & Davis LLP
1212 North Eastman Road
P.O. Box 3740
Kingsport, Tennessee 37664
(423) 378-8829

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$27,650,480	$5,500

*	Estimated for purposes of calculating filing fee only. Calculated as the product of $13.00, the per share tender offer price for all of the outstanding shares of common stock of Landair Corporation and 2,126,960, the number of outstanding shares sought in the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Messrs. Niswonger and Tweed and Landair Acquisition Corporation for such number of shares of Landair common stock.

[x]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,500	Filing Parties:	Scott M. Niswonger John A. Tweed Landair Acquisition Corporation

Form or Registration No.: 005-54679	Date Filed:	December 23, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[x]	going-private transaction subject to Rule 13e-3.
[x]	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

SCHEDULE 13D INFORMATION

1.	NAME OF REPORTING PERSON:
I.R.S. Identification Nos. of above persons

Scott M. Niswonger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS BK, PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER: 4,242,630 shares of Common Stock

	8.	SHARED VOTING POWER: 0 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 4,242,630 shares of Common Stock

	10.	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares of Common Stock, consisting of 4,241,730 shares of Common Stock held directly and 900 shares held indirectly.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 58.0% Common Stock

14.	TYPE OF REPORTING PERSON IN, HC

SCHEDULE 13D INFORMATION

1.	NAME OF REPORTING PERSON:
I.R.S. Identification Nos. of above persons

John A. Tweed

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS BK, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 967,536 shares of Common Stock

	8.	SHARED VOTING POWER 0 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 967,536 shares of Common Stock

	10.	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares of Common Stock, consisting of 967,536 shares of Common Stock held directly.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0% Common Stock

14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D INFORMATION

1.	NAME OF REPORTING PERSON:
I.R.S. Identification No. of above person

LANDAIR ACQUSITION CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS BK

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 0 shares of Common Stock

	8.	SHARED VOTING POWER 0 shares of Common Stock

	9.	SOLE DISPOSITIVE POWER 0 shares of Common Stock

	10.	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% Common Stock

14.	TYPE OF REPORTING PERSON CO

SCHEDULE TO

     This Amendment No. 3 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on December 23, 2002 by Scott M. Niswonger, John A. Tweed and Landair Acquisition Corporation (the “Purchasers”), as amended and supplemented on January 13, 2003 and on January 16, 2003 (the “Schedule TO”). This schedule also amends (i) the Schedule 13D filed by Scott M. Niswonger on June 26, 2000, as amended on October 18, 2002, December 17, 2002, December 23, 2002, January 13, 2003 and January 16, 2003; (ii) the Schedule 13D filed by John A. Tweed on January 5, 2001, as amended on October 18, 2002, December 17, 2002, December 23, 2002, January 13, 2003 and January 16, 2003; and (iii) the Schedule 13D filed by Landair Acquisition Corporation as a member of a group consisting of Purchasers on December 23, 2002, as amended on January 13, 2003 and January 16, 2003. The Schedule TO relates to the offer by Purchasers to purchase all of the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Landair Corporation, a Tennessee corporation (the “Company”), at a purchase price of $13.00 per share, net to the seller in cash (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the “Offer to Purchase”), as amended and supplemented by the amendment and supplement thereto dated January 13, 2003 (the “Supplement”) and the Letter to the Shareholders of Landair Corporation dated January 15, 2003, and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

     Unless otherwise stated below, the information set forth in the Offer to Purchase, as amended and supplemented by the Supplement (including all schedules thereto) and the Letter to the Shareholders of Landair Corporation dated January 15, 2003, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

ITEM 12. EXHIBITS.

     The Offer to Purchase and the Supplement attached as Exhibits (a)(1)(i) and (a)(1)(vi), respectively, to the Schedule TO are hereby amended and supplemented as follows:

1.          The following bullet point and text is inserted immediately prior to the first full paragraph on page 15 of the Supplement:

•	Each purchase of Landair common stock by the Offerors was at a price per share less than the Offer Price. In particular, in December, 2000, Mr. Tweed purchased 750,000 Shares in a negotiated transaction at a price of $3.00 per share, for a total consideration of $2,250,000, and, during the last two years, the price per Share paid by the Offerors ranged from $3.00 to $10.89. See “Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares – Transactions in Shares” for a more detailed description of these purchases. In addition, Offerors and Purchaser considered that every Landair shareholder purchased their Shares at a price less than $13.00 per share.

2.          The first full paragraph on page 16 of the Supplement is hereby amended and restated in its entirety as follows:

Offerors determined that the following factors were not relevant indicators of the value of the Shares:

•	the liquidation value of Landair, which Offerors and Purchaser do not believe to be relevant because (i) Offerors, as controlling shareholders, desire for Landair to continue as an ongoing business concern, and (ii) the liquidation value approach, which would involve considering the forced sale of Landair’s integrated assets and operations in parts over a short period of time, would, based on Offerors’ industry experience, result in a measure of value less than the value of Landair as an ongoing business; and

•	other recent firm offers for Landair, none of which the Offerors and Purchaser are aware.

With respect to the value Offerors’ of Landair as an ongoing business as compared to the liquidation value of Landair, Offerors and Purchaser did not perform any analysis of the “going concern” value of Landair beyond the value assigned by the ongoing market for Landair’s common stock. On Thursday, October 10, 2002, the last full trading day prior to the public announcement of Offerors’ intention to purchase all of the shares of

Landair common stock not owned by them, the reported closing of Landair’s common stock on the Nasdaq National Market was $10.40 per share. Offerors and Purchasers note, however, that the Special Committee did evaluate Landair as a going concern through (i) various analyses performed by McDonald Investments Inc., including discounted cash flow analysis and other methodologies prepared by McDonald Investments in connection with its fairness opinion and (ii) the results of the “market check” that was conducted by Morgan Keegan. See “Reports, Opinions and Appraisals.” While Offerors and Purchaser did not obtain, seek to obtain, or perform any appraisal of liquidation value of the assets of Landair, they did note that, as stated above, the net book value of Landair (or the value of Landair’s assets as carried on its balance sheet) was $5.30 per share as of September 30, 2002.

3.          The following bullet point and text is inserted immediately prior to the third full paragraph on page 16 of the Supplement which begins, “The foregoing discussion...”:

•	Neither Landair nor a majority of the members of Landair’s board of directors who are not employees of Landair retained an unaffiliated representative to act solely on behalf of Landair’s unaffiliated security holders for purposes of negotiating the terms of the Offer or the Merger and/or preparing a report concerning the fairness of those transactions.

4.          The first sentence of the first full paragraph on page 19 of the Supplement is hereby deleted and replaced in its entirety as follows:

     The foregoing conditions are for the sole benefit of Purchaser and Offerors and may be asserted by Purchaser or Offerors regardless of the circumstances giving rise to any such conditions or may be waived by Purchaser or Offerors, in their reasonable discretion, in whole or in part at any time and from time to time prior to the expiration of the Offer.

SIGNATURE PAGE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott M. Niswonger
Scott M. Niswonger
/s/ John A. Tweed
John A. Tweed
LANDAIR ACQUISITION CORPORATION
By: /s/ John A. Tweed
Name: John A. Tweed
Title: President

Dated: January 17, 2003